                                     Form 6K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                December 13, 2002

                           WESTPAC BANKING CORPORATION
                           ---------------------------
                 (Translation of registrant's name into English)


            60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
            --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F  /X/         Form 40-F  / /

  [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                               Yes / /      No /X/

   [If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

INDEX TO EXHIBITS

  EXHIBIT
    NO.                                DESCRIPTION
  -------                              -----------

     1 General Announcements that were filed with the NYSE dated November 5, 19, 25, 26 & 28, 2002.

     2 General Announcement that was filed with the NYSE dated December 9, 2002.

     3 The Chairman's and CEO's Addresses from the Annual General Meeting held on December 12, 2002 which were filed with the NYSE.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        WESTPAC BANKING CORPORATION
                                        ---------------------------
                                               (Registrant)


Date: December 13, 2002                      By: Manuela Adl
                                                 -----------
                                                 Manuela Adl
                                                 SVP & Chief Operating Officer